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EXHIBIT 12.B - STATEMENT RE COMPUTATION OF RATIOS
FIRST SECURITY CORPORATION
Computation of the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

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                                                         ------- For the years ended December 31, ---------
                                                       1998      1997      1996      1995      1994      1993

Earnings:
Net Income........................................    247,680   215,274   184,472   124,631   143,702   115,260
Total Provision (Benefit) For Income Taxes........    135,398   115,532   103,516    72,336    81,098    59,021
Income before income tax provision (benefit)......    383,078   330,806   287,988   196,967   224,800   174,281
Fixed charges, excluding interest on deposits.....    313,113   234,824   158,584   160,429   110,171    47,874
Fixed charges, including interest on deposits.....    716,999   587,480   485,373   469,860   322,089   246,875
Adjusted earnings, excluding interest on deposits.    696,191   565,630   446,572   357,396   334,971   222,155
Adjusted earnings, including interest on deposits.  1,100,077   918,286   773,361   666,827   546,889   421,156


Fixed Charges:
Total Interest Expense............................    716,961   587,439   485,328   469,812   322,035   246,816
Interest on deposits..............................    403,886   352,656   326,789   309,431   211,918   199,001
Dividend requirement of preferred stock...........         28        30        33        35        39        43
Adjustment to compute pretax preferred dividend...         10        11        12        13        15        16
Fixed charges, excluding interest on deposits.....    313,113   234,824   158,584   160,429   110,171    47,874
Fixed charges, including interest on deposits.....    716,999   587,480   485,373   469,860   322,089   246,875


Ratio of Earnings to Fixed Charges:
Excluding interest on deposits....................       2.22      2.41      2.82      2.23      3.04      4.64
Including interest on deposits....................       1.53      1.56      1.59      1.42      1.70      1.71
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